EXHIBIT 99.1.2


                SUPPLEMENTAL ORDER ISSUED ON MAY 21, 1999




                                PENNSYLVANIA
                         PUBLIC UTILITY COMMISSION
                         HARRISBURG, PA. 17105-3265


                                            Public Meeting held May 21, 1999

 Commissioners Present:

 John M. Quain, Chairman
 Robert K. Bloom, Vice Chairman
 David W. Rolka
 Nora Mead Brownell
 Aaron Wilson, Jr.

 Petition of PP&L, Inc. for Issuance of a Supplemental
 Qualified Rate Order Under Sections 2808 and 2812 of the Public Utility Code.

 Docket Number:
 R-00994637

                                   ORDER

 BY THE COMMISSION:

           On April 1, 1999, PP&L, Inc. (PP&L) filed the above-docketed petition (Petition) for the issuance of a supplemental Qualified Rate Order
 (QRO) under Sections 2808 and 2812 of the Public Utility Code. Pertinent portions of the Petition are attached as Exhibit A. A copy of the Petition was served upon the Office of Consumer Advocate, the Office of Small Business Advocate, the Office of Trial Staff, and all active parties in PP&L's restructuring proceeding at Docket No. R-00973954.

           On August 27, 1998, we entered a Final Order at Docket No. R-00973954 (Final Order), approving the settlement of PP&L's Restructuring Proceeding under the Electricity Generation Customer Choice and Competition Act of December 3, 1996 (Competition Act). As part of the Final Order, we issued a QRO (Initial QRO) authorizing PP&L to issue, through December 31, 2009, Transition Bonds in an aggregate principal amount not to exceed $2.85 billion. The Final Order provided that PP&L may apply to the Commission for supplements to the initial QRO, not inconsistent with the terms and provisions approved in the Final Order, as PP&L deemed necessary to enable the issuance of Transition Bonds.

           Through the instant Petition, PP&L is seeking to supplement and clarify certain provisions of the Initial QRO which relate primarily to the computation, design, and reconciliation of Intangible Transition Charges
 (ITCs) that are intended to provide for collection of amounts needed to pay Qualified Transition Expenses (QTEs) incurred in connection with the issuance of Transition Bonds. PP&L is also seeking Commission approval for a financing structure for the Transition Bonds that it believes will be adequate to achieve a AAA-rating, with reasonable credit enhancements.

           On April 21, 1999, the Office of Consumer Advocate (OCA) filed an answer to PP&L's Petition and the Mid-Atlantic Power Supply Association (MAPSA) filed a Petition to Intervene in the proceeding. On April 22, 1999, the Commission on Economic Opportunity (CEO) filed comments to PP&L's Petition and on April 3 0, 1999, PP&L Industrial Customer Alliance (PPLICA) filed a Petition to Intervene in the proceeding. Also, several PP&L customers wrote letters commenting on certain provisions of the Petition.

           The OCA contends in its answer to the Petition, that PP&L's proposal regarding reconciliation and adjustment may result in a double count of both uncollectible and payment lags and submits that PP&L's proposal to address the rate cap requires further clarification to ensure consistency with the Settlement and the Act. The OCA also argues that PP&L's request to service its bonds for a $2 million per year fee is unsupported in the filing, and that certain aspects of PP&L's General Account should be clarified to ensure that interest earned on this ratepayer-funded account is used to the benefit of the ratepayer. The CEO maintains that PP&L should receive a reasonable fee for servicing the Transition Bonds only if PP&L commits to managing the assets of the Sustainable Energy Fund at no additional cost. The specific issues of the OCA and the CEO are incorporated in the discussion below.

           On several occasions, PP&L, OCA, MAPSA, the CEO, and the PPLICA met to discuss possible-settlement of this proceeding. As a result of these discussions, the above-parties reached a settlement of all issues and entered into a Settlement Agreement that was received by this Commission on May 10, 1999 (Settlement Agreement) (See Exhibit B).

 Proposed Transition Bonds

           PP&L has designed a financing structure whereby PP&L's Intangible Transition Property (ITP) is being transferred to a special purpose limited liability company (SPC) established or acquired by PP&L. The SPC will then issue the Transition Bonds in one or more series at different times in response to market conditions and other business circumstances. The proceeds for the Transition Bonds will be transferred to PP&L and will be used by PP&L principally to reduce stranded costs and related capitalization.

           To meet the funding requirements imposed pursuant to the periodic adjustment mechanism in Section 2812(b)(4) of the Competition Act which ensures that the recovery of revenues is sufficient to provide for the payments of principal, interest, acquisition, or redemption premiums and for other fees, costs and charges in respect of the Transition Bonds, PP&L is proposing to act as servicer of the bonds by billing and collecting the ITCs for the account of the SPC. Because ITC collections will be the property of the SPC, PP&L will receive these funds solely as agent for the SPC. For each billing period, PP&L initially will remit payments of the ITCs to the SPC on account, based on a collections curve which PP&L has developed.

           The collections curve, which is factored into PP&L's ITC rate calculation, is based on PP&L's actual recent collection experience for retail accounts and reflects the timing of the amounts PP&L would expect to receive after bills are sent to customers. PP&L will subsequently reconcile the initial payments to the SPC to the actual ITC collections it has received from its customers. If the actual ITC collections are found to be more than the payments on account, PP&L will pay the balance to a bond trustee (Trustee) for the account of the SPC. If actual ITC collections are found to be less than the payments on account, PP&L will reduce its remittances by the amount of the shortfall or require the SPC to pay back the excess remittances.

           The SPC will establish a Collection Account, comprised of several subaccounts, as a trust account to be held by the Trustee as collateral to ensure the payment of principal and interest on the Transition Bonds and other Reconciliation Funding Requirements (QTEs including amounts to replenish the subaccounts) in full and on a timely basis. These subaccounts will be funded by the ongoing process of the ITC and by a capital contribution from PP&L. If the ITC remittances to the Trustee are insufficient to make all scheduled payments of Reconciliation Funding Requirements, these subaccounts will be drawn down to make up the difference.

           The Trustee will deposit the ITC remittances from PP&L into the General Subaccount. Monies in this subaccount, including interest earned from the monies being invested in interest bearing securities by the Trustee, will be applied by the Trustee on a periodic basis to pay expenses of the SPC, to pay principal and interest on the Transition Bonds, and to meet the funding requirements of the other subaccounts. When the Transition Bonds and related expenses have been paid in full, the balance remaining in this subaccount, including interest earned, will be released to the SPC, and PP&L's customers will receive a credit equal to that amount through an adjustment to the Competitive Transition Charge (CTC) or through a temporary reduction in distribution rates.

           The Overcollateralization Subaccount will be established to serve as collateral to ensure timely payment of principal and interest on the Transition Bonds and other Reconciliation Funding Requirements. To the extent it becomes necessary to draw on this subaccount to pay those amounts due to a shortfall in the ITC remittances, it will be replenished through future ITC remittances to its required level, not expected to exceed two percent of the original principal amount of the Transition Bonds, through the periodic reconciliation process. Monies in this subaccount will be invested in interest bearing securities and will be used to pay principal and interest on the Transition Bonds and other Reconciliation Funding Requirements. When the Transition Bonds and related expenses have been paid in full, the balance remaining in this subaccount, including interest earned, will be released to the SPC and PP&L's customers will receive a credit equal to that amount through an adjustment to the CTC or through a temporary reduction in distribution rates.

           The Capital Subaccount will be funded by a capital contribution from PP&L expected to equal 0.5 percent of the original principal amount of the bond issuance. This subaccount will also serve as collateral to ensure timely payment of principal and interest on the Transition Bonds and other Reconciliation Funding Requirements. To the extent it becomes necessary to draw on this subaccount to pay those amounts due to a shortfall in the ITC remittances, it will be replenished to its original level through future ITC remittances determined in the periodic reconciliation process. The monies in this subaccount will be invested in interest bearing securities, and amounts equal to the interest earnings will be periodically released by the Trustee to the SPC if not needed during the current period to pay principal and interest on the bonds or to meet other obligations. Because the Capital Subaccount will be funded by a PP&L capital contribution, any balance remaining in this s5baccount, including any interest, will revert back to PP&L when the Transition Bonds and related expenses have been paid in full.

           The Reserve Subaccount will hold any ITC remittances and interest earnings on the Overcollateralization Subaccount and any earned interest on the balance within the Reserve Subaccount in excess of the amounts needed to pay current principal and interest requirements on the Transition Bonds and to pay other Reconciliation Funding Requirements. The payments from this subaccount include, but are not limited to, funding or replenishing the Overcollateralization and Capital Subaccounts. Any balance in this subaccount will be treated as an overcollection for reconciliation purposes and be reflected as a credit for the periodic ITC adjustments. Like the other subaccounts, monies in this subaccount will be invested in interest bearing securities, and will be used to pay principal and interest on the Transition Bonds and other Reconciliation Funding Requirements. When the Transition Bonds and related expenses have been paid in full, the balance remaining in this subaccount, including interest earned, will be released to the SPC, and PP&L's customers will receive a credit equal to that amount through an adjustment to the CTC or through a temporary reduction in distribution rates.

           As mentioned, if the ITC remittances to the Trustee are insufficient to make all scheduled payments of Reconciliation Funding Requirements, the Reserve Subaccount, the Overcollateralization Subaccount, and the Capital Subaccount will be drawn down to make those payments.
 These subaccounts will be drawn down without regard to the level of contributions made by each customer class and each rate schedule. However, the Overcollateralization and the Capital Subaccounts must be replenished on a periodic basis through the reconciliation process and that process will reflect draw-downs on a customer class basis as an undercollection.

 Calculation and Flow-Through of Savings.

           PP&L supplied supporting documentation with estimates that set forth the method for the calculation of savings from the issuance of Transition Bonds and the manner in which 75 percent of savings, as provided for in the Final Order, will be flowed through to customers. Savings arise from the difference between the weighted average interest rate on the Transition Bonds, and the 10.86 percent weighted average return on the unamortized CTC balances, which was authorized by the Commission in the Final Order. If the market conditions seem favorable and if the Transition Bonds have not yet been issued, PP&L may enter into one or more contracts (hedges) to lock-in a particular interest rate and that effect also would be reflected in the savings calculation.

           PP&L proposed an annual servicing fee of $2 million per year for servicing the Transition Bonds. The OCA contends that PP&L does not set forth the basis for determining that fee or state whether the fee is intended to cover PP&L's actual costs. The OCA states that this fee should be rejected and that PP&L should only be allowed to recover incremental costs which it incurs to service the bonds. The OCA further contends that if PP&L were to profit from servicing the bonds, that profit would represent a reduction in the securitization savings of the ratepayers.

           The CEO submitted that PP&L should receive a reasonable servicing fee, but only if PP&L committed to management of the assets of the Sustainable Energy Fund, along with the Transition Bonds, at no additional cost. In providing these management services, PP&L would increase the public purpose benefits provided by the Sustainable Energy Fund by avoiding the need to engage a third party fund manager. This is similar to the way that PP&L proposes to increase customer securitization savings by avoiding the need for engaging a third-party bond servicer. As part of the Settlement Agreement, PP&L agreed to CEO's request and offered to manage financial investment activity of the Sustainable Energy Fund at no cost to the fund. Pursuant to the Settlement Agreement, the Board of Directors of the Fund shall determine in its sole discretion, whether to accept PP&L's offer.

           The Settlement Agreement provides that the amount to be included in the ITCs for the services to be charged by PP&L will be $1.25 million. This provision is not intended to limit the actual Servicer Fee that PP&L may charge the SPC. The actual calculations of net savings will reflect actual costs of premiums, fees, credit enhancements, and other expenses related to issuing the Transition Bonds. We are in agreement with the Settlement Agreement in that it reserves the right for all parties to review the actual amounts incurred for reasonableness, and that any adjustment made by the Commission shall be reflected in the CTC reconciliation process.

 ITC Reconciliation and Adjustment

           In the instant petition, PP&L states that since the issuance of the Final Order, it has become apparent from meetings with underwriters and rating agencies that in order to secure a AAA-rating for the Transition Bonds, with reasonable credit entitlements it must implement more detailed reconciliation procedures than were set forth in its initial QRO application. PP&L has determined that the reconciliation process described in this petition eliminates the need for the originally approved mechanisms and requests that the Commission specifically find that PP&L can implement its proposed reconciliation process in lieu of the other. PP&L claims that if its proposed reconciliation procedures are not approved, it is likely that its Transition Bonds will not attain a AAA-rating and that costly additional credit enhancements will be required to attain a AAA-rating. PP&L maintains that either result would significantly reduce the savings that customers will realize from the issuance of the Transition Bond.

           The QRO approved by the Commission on August 27, provided for two tariff supplements relating to the ITC and its reconciliation. One tariff supplement, the Net Securitization Adjustment (NSA), reflected a provision for the recovery of all known and estimated Qualified Transition Expenses
 (QTEs) consisting of transition or stranded costs, expenses associated with the issuance and service of Transition Bonds, and related recapitalization costs. The NSA was designed to periodically reconcile only the difference between the revenue requirement necessary to amortize the QTE principal balance and actual revenues, and to adjust the ITC rate accordingly. The second tariff supplement, the Transition Bond Expense Adjustment (TBEA), was a reconciliation mechanism to collect or refund the difference between the estimated Transition Bond Expenses that have been incorporated into the Transition Bonds being recovered through the ITC, and the actual bond expenses.

           The major Provisions reflected in the Petition for the Supplemental QRO and subsequent-Settlement Agreement that were not included in the original QRO are: the use of a single ITC reconciliation rider as compared to two, with both the revenue and costs being reconciled through the same mechanism; the reforecasting of sales during the reconciliation process rather than using the sales forecast approved by the Commission in the Settlement; reflecting projected uncollectible ITCs and payment lags in the calculation of the ITC rates; grouping the various rate schedules into three customer classes for reconciliation purposes; the establishment of collateral accounts by the transferee of the Intangible Transition Property funded by both PP&L and ITC revenues to ensure the payment of the QTEs on a timely basis; and a provision for review and audit by the Commission.

           Finally, the instant Petition and Settlement Agreement would differ from the original QRO in its customer grouping of rate schedules for reconciliation purposes. PP&L's tariff has approximately 23 rate schedules and rate riders. In the instant petition, PP&L is proposing a reconciliation of the ITC by customer class within-three principal customer class groupings: (1) residential; (2) small commercial and industrial, including street-lighting; and (3) large commercial and industrial. These three broad customer class groupings are based upon the voltage level at which service is taken by the various customers. Because some rate schedules have only a few customers and a small delivery base, PP&L believes that it is necessary to reconcile over/under collections by customer class rather than by individual rate schedule in order to provide a broad base of deliveries against which to reconcile, to prevent large rate swings in the reconciliation process, and to reduce the risk of failure to meet the Reconciliation Funding Requirements. PP&L states that reconciliation by rate schedule would effectively preclude the issuance of Transition Bonds for many rate schedules and would significantly increase the cost of any Securitization which could be accomplished.

           Although PP&L proposes to aggregate the over/under collection by customer class, a separate ITC reconciliation credit/charge will be calculated for each rate schedule based on the cost allocations approved in the Final Order. Any over/under collection for a particular Customer Class will be allocated to each individual Rate Schedule within that Customer Class. Such allocation will be based upon the ratio of the cumulative ITC over/under collection applicable to the Customer Class to the projected ITC revenues for the Customer Class for the period during which the ITC reconciliation factor will be applied. The resulting allocated over/under collection will be reflected in the ITC rates for each Rate Schedule within the customer class.

           After all QTEs have been paid in full and the Capital Subaccount has been fully replenished, any overcollection of ITC revenues, including an amount equal to the balances remaining in the General Subaccount, the Overcollateralization Subaccount and the Reserve Subaccount, will be reflected in the reconciliation of the CTC for the calendar year in which the Transition Bond principal and interest were paid in full or through a temporary reduction in distribution rates.

           PP&L is proposing to make annual reconciliation filings on October 1 of each year during the bond period. The filings will include a schedule of actual over/under collections for the nine months ended August 31, an estimate of over/under collections for the three months ending November 30, and a recalculation of the ITCs based upon the most recent forecasts of annual deliveries, uncollectibles, payment lags and other expenses for the next calendar year. On December 15 of each year, PP&L will file actual over/under collection data as of November 30, replacing the estimated data submitted on October 1, along with a tariff supplement reflecting the new ITCs and supporting data for the ITC rates to become effective each January 1. The annual rate adjustment and reconciliation will become effective for service rendered on and after January 1 and would remain in effect for one year, except possibly during the final bond year.

           During the final 12 months of the bond period, PP&L is proposing to be permitted to make interim reconciliation filings as often as monthly in order to minimize any possible over/under collection of the ITC for the final reconciliation. These interim adjusted ITC rates, which may be monthly or quarterly as determined by PP&L, would continue until the earlier of the full payment of all QTEs or December 31, 2009, the last day of the authorized bond period. Such interim reconciliation filings would become effective on the first day of the next calendar month, with not less than 15 days' notice.

           As previously mentioned, the OCA submitted comments regarding several items contained in the instant Petition. First, the OCA stated that the Company's description of the General Subaccount does not mention any credit for ratepayers related to the interest earned by that account which is funded with ratepayer monies. The OCA requested a clarification on the matter. We share the OCA's concern regarding the use of the interest earned by the subaccounts. However, it should be noted that each of these subaccounts provide that the primary use of an any interest earned on the balances in the subaccounts is toward paying the principal and interest on the Transition Bonds. Any remaining interest in the Overcollateralization Subaccount and the Reserve Subaccount will be used for making the payment on the principal and interest on the Transition Bonds in a latter payment period. The Settlement Agreement provides that interest earned on the General Subaccount will be treated in the same fashion as interest on the Overcollateralization Subaccount.

           Regarding the proposed time frame for annual filings, the OCA does not oppose PP&L's proposed annual filing schedule. The OCA does express a concern that it may be difficult to completely resolve all issues in the 90-day time period, October 1 to January 1, particularly if other utilities are on a similar schedule. We, however, believe that the December 15 filing date of the updated actual twelve-month activity through November 30 and the January 1 effective date is impractical for reviewing the filing and submitting a report for a Commission public meeting prior to January 1. We believe that a more practical process would be for PP&L to submit monthly updates to its October 1 filing within 15 days following the conclusion of each calendar month. Such monthly updates, along with the availability of quarterly reports for review and audit as discussed below, will allow staff sufficient time to perform a meaningful review of any proposed ITC rate adjustment. Based upon staff review of the quarterly filings, monthly updates, etc., a report would be prepared for the Commission based upon a November 15 filing update that reflects 11 months of actual data through October 31. Following the Commission's action on the November 15 filing, a compliance filing would be made on December 15 reflecting an update of the Company's November actual data. Accordingly, we direct PP&L to include the appropriate language in its ITC Reconciliation Rider to provide for the monthly updates to its October 1 annual filing and to provide for the December 15 compliance filing.

           As indicated previously, PP&L is proposing to reforecast its annual sales during the reconciliation proceedings rather than utilize the sales forecast contained in the Settlement approved by the Commission in the Final Order. The Final Order approved an 11-year sales forecast with a
 1.5 percent annual escalator beginning in 1999. Our understanding is that PP&L and the bond underwriters believe that an 11-year forecast is too long a period to use for the ITC without risking the potential for large over/under collections and rate swings annually. In order to mitigate that potential risk and to assure a AAA-rating on its bonds, PP&L has proposed that it be permitted to use an annual reforecasting of its sales in its ITC reconciliation process.

           The OCA has commented that it does not oppose the reforecasting of sales during the reconciliation proceeding, and agrees that this will help eliminate large over/under collections. However, the OCA has stated that caution must be utilized in the reforecasting process to assure that the rate caps are not violated. The Settlement Agreement approves the use of reforecasting provided that any reforecasting will comply with the rate cap provisions of Section 2804(4) of the Competition Act. We believe this is a sufficient guarantee that the rate cap will not be violated.

           Another provision in the proposed ITC Reconciliation Rider not provided for in that originally approved, is the provision for Commission review and audit of the annual ITC reconciliation filings. The Rider states that the review and audit must be concluded on a timely basis so as to permit implementation of changes in the ITC rates by the January 1 annual effective date. Essentially, PP&L has proposed a 16-day time frame from the date it submits its updated actual 12-month data on December 15, until January 1, for the Commission staff to accomplish the audit. It is our understanding that the Company is proposing that the audit be completed prior to the implementation of the recalculated ITC rates to assure to underwriters that scheduled recoveries will not be impacted by any potential audit adjustments after the ITC rates have gone into effect. Without such assurance, it is unlikely that its Transition Bonds will attain a AAA-rating without costly additional credit enhancements.

           As previously mentioned, we do not believe that the proposed audit time frame is feasible, particularly if other ITC filings have the same provision and filing period. The Settlement Agreement includes amended language to the ITC Reconciliation Rider that provides for PP&L to submit quarterly reports to the Commission within 30 days of the conclusion of each calendar year quarter. We believe that such quarterly reports would be the basis for the required audit and would provide adequate time to perform the audit and still provide reasonable assurance of the over/under collection reflected in the ITC rates to be implemented on January 1.

           PP&L stated at paragraph 12 of its Petition, that it will remit payments of the ITCs to the SPC on account based on a collections curve which it has developed and is based upon its actual recent collection experience for retail accounts and also reflects the timing of the amounts it would expect to receive after bills are sent to customers. Additionally, PP&L stated that if the actual ITC funds collected from ratepayers exceeded the payments made, (an overcollection from ratepayers) PP&L would pay that balance to the Trustee; likewise, if the actual ITC funds collected from ratepayers are less than the payments made, (an undercollection from ratepayers) PP&L would either reduce its remittances to the Trustee, or would require the SPC to refund those excess remittances.

           The OCA responded to this issue by stating that PP&L's proposed procedure may result in a double counting of both uncollectibles and payment lags. It is the OCA's position that uncollectibles associated with the full amount of PP&L's revenues, including its CTC/ITC revenues, were assigned to the Transmission and Distribution (T&D) rates in the unbundling process in PP&L's restructuring proceeding at Docket No. R-00973954. Accordingly, the OCA contended that PP&L should not be allowed to reduce the amounts paid to the SPC by an uncollectibles factor, and then seek to recover them in the reconciliation, since ratepayers are fully compensating PP&L for those uncollectibles through the T&D rates. The OCA also noted that, under the Commission's payment ordering rules and PP&L's tariff implementing these rules, the CTC/ITC is the first item to be paid, other that a pre-retail access arrearage.

           In addition, the OCA stated that PP&L's existing rates were also set to include the lag in billing and collecting of revenues through an allowance for cash working capital. The OCA believes that since the revenue billing lag is subsumed within PP&L's rates it is inappropriate for PP&L to delay or reduce payment of the ITC's into the SPC. According to the OCA, if that practice is allowed, it would reduce the monies available in the various funds and will reduce the corresponding interest that could be earned by these funds.

           At paragraph B.6 of the Joint Petition for Full Settlement (Joint Petition) filed August 12, 1998, the parties agreed that the T&D rate cap of 1.74 cents per KWH includes 1.73 cents per KWH for all existing costs and services and .01 cents per KWH for the sustainable energy fund during the T&D rate cap period. Additionally, that no new fees shall be proposed or charged during the T&D rate cap period for a cost of service that is included in the bundled T&D rate.

           In our Final Order, we stated that PP&L's procedures for applying partial payments shall comply with the guideline relating to partial payments found in the Final Order Re: guidelines for Maintaining Customer Services at the Same Level of quality Pursuant to 66 Pa. C.S.
 section2807(d), and Assuring Conformance with 52 Pa. Code Chapter 56 Pursuant to 66 Pa. C.S. section2809(e) and (f), Docket No. M00960890F0011 (July 10, 1997) (Appendix B, Guideline H).

           Guideline H states:

      In regard to application of partial payments, the restructuring plans should direct how payments which are insufficient to cover all charges should be applied. For a customer who has a pre-retail access balance, the payment should be applied by the EDC as follows: (1) outstanding pre-retail access balance or the installment amount for a payment agreement on this balance; (2) intangible transition charge
      (ITC) and competitive transition charge (CTC); (3) EDC transmission and distribution charges (T&D); (4) supply charges, and (5) non-basic service charges. If the customer's account develops a post-retail access balance, partial payments should be applied to the pre-retail access balance, according to the terms of the pre-retail access payment agreement, before being applied to any other outstanding post-retail access charges. For a customer with no pre-retail access balance but with a post-retail access balance, partial payments should be applied as follows: (1) balance due for prior ITC, CTC and T&D service; (2) ITC and CTC; (3) T&D; (4) balance due for prior supply charges; (5) supply charges, and (6) non-basic service charges.

           The Petition included, at paragraph 29, a proposal to include a provision for uncollectible accounts and payment lags in calculating monthly ITC remittances. The Settlement at paragraph 3 resolves this issue as follows: PP&L agrees to credit CTCs as part of the annual reconciliation of CTCs, in an amount equal to any uncollectible accounts expense included in ITCs. This refinement to the Petition will avoid any double collection of uncollectible accounts expense. The Settlement however, is silent on the OCA issue of payment lags, which was presented by the OCA as a portion of their uncollectibles issue. While the payment lag of revenue receipts is separate from the calculation of an uncollectible accounts expense allowance it is subsumed within the uncollectibles allowance. Therefore, we believe the Settlement is comprehensive and acceptable regarding these issues.

 Conclusion

           The issuance of Transition Bonds is another step on the path to a more competitive electric industry in the Commonwealth of Pennsylvania. We note with approval that the various parties were able to resolve their differences in a timely and efficient manner.

           Upon full consideration of the instant Petition and the proposed settlement and appendices, we find that their approval is in the public interest;

 THEREFORE,

           IT IS ORDERED:

           1. That the Petition of PP&L, Inc. for issuance of a Supplemental Qualified Rate Order under Sections 2808 and 2812 of the Public Utility Code as modified by the Settlement Agreement among the parties, is hereby granted.

           2. That this Commission hereby declares that the Supplemental Qualified Rate Order issued on behalf of PP&L Inc. (PP&L) shall be irrevocable for purposes of Section 2812 of the Public Utility Code. Furthermore, this Commission agrees that it will not directly or indirectly, by any subsequent action, reduce, postpone, impair or terminate this Supplemental QRO or the Intangible Transition Charges (ITCs) authorized to be imposed or collected under this Supplemental QRO or the initial QRO (Initial QRO) issued as part of the Commission's Final Order entered on August 27, 1998, at Docket No. R-00973954 (Final Order). This Commission further declares that Intangible Transition Property (ITP) includes the right, title, and interest of PP&L and any Assignee in this Supplemental QRO, the Initial QRO, the ITCs, the rates and other charges authorized hereby and all revenues, collections, claims, payments, moneys or proceeds of or arising from the same. PP&L and its Assignee shall have the right to issue or cause to be issued transition Bonds in accordance with this Supplemental QRO and the Initial QRO, as clarified, supplemented, and further delineated hereby until December 31, 2009.

           3. That the Petitions to Intervene filed by the Mid-Atlantic Power Supply Association and PP&L Industrial Customer Alliance be hereby granted.

           4. That the clarifications, supplements and further delineations contained herein are designed primarily to enhance the prospects that the Transition Bonds will be assigned a AAA-rating, with reasonable credit enhancements, and, thereby, maximize savings for the mutual benefit of PP&L and its customers.

           5. That the transactions explained and proposed in Section B, Paragraphs 10 through 14 of the Petition, as modified by the Settlement Agreement among the parties, are hereby approved, and the results of the proposed transactions shall be reflected in calculations of PP&L's ITCs and in reconciliation adjustments to PP&L's ITCs in the manner and to the extent explained therein.

           6. That savings derived from the issuance of Transition Bonds to finance a substantial portion of PP&L's stranded costs shall be calculated in the manner described in Section C, Paragraphs 15 through 18, and in Appendix A of the Petition, as modified by the Settlement Agreement among the parties.

           7. That 75 percent of the savings derived from the issuance of Transition Bonds to finance a substantial portion of PP&L's stranded costs, which constitutes the percentage to be flowed through to customers pursuant to the Final Order, shall be calculated in the manner described in Section C, Paragraphs 15 through 18, and in Appendix A of the Petition, as modified by the Settlement Agreement among the parties.

           8. That PP&L shall design ITCs and CTCs associated with the issuance of Transition Bonds using the methodology explained in Section D, Paragraphs 19 through 24, and in Appendix B of the Petition, as modified by the Settlement Agreement among the parties.

           9. That the reconciliation procedures set forth in Section E, Paragraphs 25 through 37, and in Appendix C of the Petition, as modified by the Settlement Agreement among the parties and by this Order, are approved, and PP&L and any successor Servicer of the ITP shall follow these procedures in its periodic reconciliation filings to adjust the ITCs.
 These procedures shall be followed by PP&L in lieu of the less specific "Transition Bond Expense Adjustment" and "Net Securitization Adjustment" reconciliation procedures set forth in PP&L Inc.'s Restructuring Plan and Related Court Proceedings" that was filed with the Commission on August 12, 1998.

           10. That PP&L and any successor Servicer of the ITP is hereby authorized to file a tariff supplement which contains the reconciliation language set forth in Appendix C to the Petition, as modified by the Settlement Agreement among the parties, and includes the applicable ITCs and reduced CTCs, calculated on the basis of the methodology explained in Section D, Paragraphs 19 through 24, and in Appendix A and Appendix B to the Petition, as modified by the Settlement Agreement among the parties, to become effective upon three days' notice based upon actual data to the extent that actual data are available. PP&L and any successor Servicer of the ITP shall reconcile any differences between estimated data used to calculate ITCs and CTCs set forth in the tariff supplement to be filed pursuant to the authority granted by this Ordering Paragraph in the first annual CTC reconciliation filed after such actual data become available.

           11. That PP&L shall apply ITCs in the manner described in Section F, Paragraphs 38 through 41 of the Petition, as modified by the Settlement Agreement among the parties. If not terminated on an earlier date, ITCs may be charged for service rendered through December 31, 2009.

           12. That a certificate of public convenience is hereby issued to PP&L authorizing it to establish or acquire a special purpose company, as a direct subsidiary of PP&L, to serve as the issuer of the Transition Bonds ("Issuer").

           13. That PP&L is authorized to (a) assign, sell, transfer, or pledge Intangible Transition Property (such term includes all right, title, and interest of PP&L or any Assignee in the Supplemental Qualified Rate Order and in all revenues, collections, claims, payments, money, or proceeds arising from Intangible Transition Charges pursuant to this Supplemental Qualified Rate Order to the extent this Supplemental Qualified Rate Order and the rates and other charges authorized hereunder are declared irrevocable) in an amount sufficient to recover all of its Qualified Transition Expenses and (b) issue, sell, and refinance, in reliance on this Supplemental Qualified Rate Order, one or more series of Transition Bonds, each series in one or more classes, secured by the Intangible Transition Property created by this Supplemental Qualified Rate Order; provided that the final maturity of any services of Transition Bonds shall not exceed ten years from the date of issuance and in no event shall any Transition Bonds have a final maturity after December 31, 2009. Notwithstanding the foregoing, PP&L retains sole discretion regarding whether to assign, sell, or otherwise transfer Intangible Transition Property created hereby or to issue or cause the Transition Bonds to be issued or refinanced.

           14. That, with this Supplemental QRO and the approvals granted herein and heretofore in the Final Order, including the Initial QRO contained therein, PP&L has obtained all regulatory approvals required from this Commission for the issuance of Transition Bonds and all of the transactions explained in the Petition and in the Application for a QRO presented as Appendix E to the "Joint Petition for Full Settlement of PP&L, Inc.'s Restructuring Plan and Related Court Proceedings" that was filed with the Commission on August 12, 1998.

           15. That a copy of this Order shall be served on all parties of record and all active parties in PP&L's restructuring proceeding at Docket No. R-00973954.

                               BY THE COMMISSION,


                               James J. McNulty
                               Secretary

 (SEAL)

 ORDER ADOPTED: May 21,1999

 ORDER ENTERED: MAY 21 1999



                                                                 Exhibit A


 credit enhancements. After the Commission acts on the Petition, PP&L will review the approved structure with the rating agencies and request that the Transition Bonds receive a AAA-rating. However, it is possible that structural changes or additional credit enhancements will be required to achieve this rating.

           9. Savings arise from the difference between the return allowed by the Commission on unamortized Competitive Transition Charge ("CTC") balances and the return -- i.e., weighted average interest rate -- on the Transition Bonds. The August 27 Order (p. 11) and Joint Petition (p. 10, Appendix A) authorize PP&L to recover a 10.86 percent weighted average return on unamortized CTC balances. Presently, the weighted average interest rate applicable to AAA-rated asset-backed securities of varying maturities (up to a maximum of 10 years) is approximately 6.0-6.5 percent.(1)
  The difference between the weighted average interest rate
 the
 Transition Bonds and the 10.86 percent weighted average return on PP& unamortized CTC balances (net of all applicable premiums, fees, results of hedges, expenses, and credit enhancements) creates the savings from the issuance of Transition Bonds.
 --------------------
              (1) PP&L may enter into one or more contracts to lock-in a particular interest rate if the market conditions at that time seem favorable and if the Transition Bonds have not yet been issued. Such contracts are commonly referred to as "hedges." If PP&L enters into such contracts, their effects will be reflected in the calculation of the savings from the issuance of Transition Bonds.


                       B. PROPOSED TRANSITION BONDS

           10. PP&L has arranged for the formation of a special purpose company ("SPC" or the "Issuer") to issue the Transition Bonds. The SPC is a Delaware limited liability company. Initially, the SPC has been established as a subsidiary of CEP Group, Inc. ("CEP"), which is a wholly owned subsidiary of PP&L. If the PUC approves this Petition, CEP will distribute its membership interest in the SPC to PP&L, and the SPC will become a wholly owned subsidiary of PP&L.

           11. PP&L currently anticipates that it will initially transfer the Intangible Transition Property ("ITP") created by the QRO to CEP Securities Co. LLC ("Securities Co."), a Delaware limited liability company and a wholly owned indirect subsidiary of PP&L, which in turn will transfer the ITP to the SPC.(2) The SPC will issue one or more than one series of Transition Bonds at different times in response to market conditions and other business circumstances. Transition Bond proceeds will be transferred to PP&L and those proceeds will be used principally to reduce stranded costs and related capitalization.
 --------------------
              (2) This structure may be necessary to retain the flexibility to issue Transition Bonds at different times and in more than one series.

           12. PP&L, as Servicer for the SPC, will bill and collect the ITCs for the account of the SPC to meet the funding requirements imposed pursuant to the periodic adjustment mechanism in Section 2812(b)(4) of the Competition Act in order to "ensure the recovery of revenues sufficient to provide for the payment of principal, interest, acquisition or redemption premiums and for other fees, costs and charges in respect of the Transition Bonds approved by the Commission [in the QRO]" (the "Reconciliation Funding Requirements"). See paragraph 33 of this Petition. Because ITC collections will be the property of the SPC, PP&L will receive these funds solely as agent for the SPC. PP&L will remit payments of the ITCs to the SPC on account based on a collections curve which PP&L has developed. This collections curve is based on PP&Ls actual recent collection experience for retail accounts and reflects the timing of the amounts PP&L would expect to receive after bills are sent to customers. If the actual ITC collections are found to be more than the payments on account, PP&L will pay the balance to the Trustee for the account of the SPC. If the actual ITC collections are found to be less than the payments on account, PP&L will reduce its remittances by the amount of the shortfall or require the SPC to pay back the excess remittances.

           13. The SPC will establish a Collection Account as a trust account to be held by a bond trustee ("Trustee") as collateral to ensure the payment of principal and interest on the Transition Bonds and other Reconciliation Funding Requirements in full and on a timely basis. The Collection Account will include at least the following subaccounts:

                a. The General Subaccount. This is the subaccount into which the Trustee will deposit the ITC remittances which PP&L, as Servicer, remits to the Trustee for the account of the SPC. Moneys in this subaccount will be applied by the Trustee on a periodic basis to pay expenses of the SPC, to pay principal and interest on the Transition Bonds and to meet the funding requirements of the other subaccounts. The moneys in this subaccount will be invested by the Trustee in interest bearing securities, and amounts equal to the interest earnings will be periodically released by the Trustee to the SPC, if not needed during the current period to pay principal and interest on the Transition Bonds or to meet other obligations. When the Transition Bonds and related expenses have been paid in full, the balance remaining in this subaccount will be released to the SPC. PP&L's customers will receive a credit equal to that amount (plus any additional ITC collections received after the Transition Bonds have been paid) through an adjustment to the CT(f or through a temporary reduction in distribution rates.(3)
 ------------------------------
              (3) The assets of the General Subaccount, the Overcollateralization Subaccount and the Reserve Subaccount cannot be returned directly to customers. To establish such an obligation of the SPC or of PP&L would subject the transaction to the risk that it would be recharacterized and that the ITP would be subject to claims of PP&L's creditors in a bankruptcy case. Such a risk could preclude a AAA-rating for the Transition Bonds.

                b. The Overcollateralization Subaccount. This subaccount will be funded over the life of the Transition Bonds from ITC remittances. The amount and timing of the actual funding Will depend on the requirements of the rating agencies, but is not expected to exceed two percent of the original principal amount of the Transition Bonds. This subaccount will serve as collateral to ensure timely payment of principal and interest on the Transition Bonds and other Reconciliation Funding Requirements. To the extent it becomes necessary to draw on the Overcollateralization Subaccount to pay these amounts due to a shortfall in the ITC remittances, it will be replenished through future ITC, remittances to its required level through the periodic reconciliation process. The moneys in this subaccount will be invested by the Trustee in interest bearing securities, and will be used by the Trustee to pay principal and interest on the Transition Bonds and other Reconciliation Funding Requirements. When the Transition Bonds and related expenses have been paid in full, the balance remaining in this subaccount will be released to the SPC. PP&L's customers will receive a credit equal to that amount through an adjustment to the CTC or through a temporary reduction in distribution rates.

                c. The Capital Subaccount. This subaccount will be funded by a capital contribution by PP&L when a series of Transition Bonds is issued in an amount expected to equal 0.5 percent of the original principal amount of that series of Transition Bonds, although the actual amount will depend on the requirements of the rating agencies. This subaccount will serve as collateral to ensure timely payment of principal and interest on the Transition Bonds and other Reconciliation Funding Requirements. To the extent it becomes necessary to draw on the Capital Subaccount to pay those amounts due to a shortfall in the ITC remittances, it will be replenished to its original level through future ITC remittances set in the periodic reconciliation process. The moneys in this subaccount will be invested by the Trustee in interest bearing securities, and amounts equal to the interest earnings will be periodically released by the Trustee to the SPC, if not needed during the current period to pay principal and interest on the Transition Bonds or to meet other obligations. When the Transition Bonds and related expenses have been paid in full. The moneys remaining in this subaccount will be released to the SPC. Because the Capital Subaccount, will be funded by a PP&L capital contribution, PP&L's customers will not receive a credit associated with any balance remaining in this subaccount when the Transition Bonds and related expenses have been paid in full.

                d. The Reserve Subaccount. This subaccount will hold any ITC remittances and interest earnings on the Overcollateralization Subaccount and the Reserve Subaccount in excess of the amounts needed to pay current principal and interest requirements on the Transition Bonds and to pay other Reconciliation Funding Requirements (including, but not limited to, funding or replenishing the Overcollateralization and Capital Subaccounts). Any balance in this subaccount will be treated as a credit for purposes of the periodic ITC adjustments. The moneys allocated to this subaccount will be invested by the Trustee in interest bearing securities, and the interest earnings generally will be used by the Trustee to pay principal and interest on the Transition Bonds and other Reconciliation Funding Requirements.(4) When the Transition Bonds and related expenses have been paid in full, the balance remaining in this subaccount will be released to the SPC. PP&L's customers will receive a credit equal to that amount through an adjustment to the CTC or through a temporary reduction in distribution rates.
 -------------------------
             (4) Periodic ITC revenue shortfalls will not be recorded in the Reserve Subaccount. Instead, such shortfalls will be debited against the Overcollateralization Subaccount or the Capital Subaccount.

           14. The Collection Account and the subaccounts described above are intended to provide for full and timely payment of scheduled principal and interest on the Transition Bonds and other Reconciliation Funding Requirements. If ITC remittances to the Trustee exceed the sum of all Reconciliation Funding Requirements, the excess will be deposited in the Reserve Subaccount. If ITC remittances to the Trustee are insufficient to make all scheduled payments of Reconciliation Funding Requirements, the Reserve Subaccount, the Overcollateralization Subaccount and the Capital Subaccount will be drawn down to make those payments. These subaccounts will be drawn down without regard to the level of contributions made by each customer class and each rate schedule. However, the Overcollateralization and the Capital Subaccounts must be replenished on a periodic basis through the reconciliation process and that process will reflect draw-downs on a customer class basis.

         C.  CALCULATION AND FLOW-THROUGH OF SAVINGS TO CUSTOMERS

           15. As discussed above, the August 27 Order provides that 75 percent of the actual savings (net of all applicable premiums, fees, results of hedges, expenses, and credit enhancements) are to be flowed through to customers. Appendix A to this Petition sets forth the method by which savings from the issuance of Transition Bonds will be calculated and the manner in which 75 percent of such savings will be flowed through to customers. In summary, as explained above, the savings from the issuance of Transition Bonds result from the difference between the weighted average interest rate on the Transition Bonds and the 10.86 percent weighted average return on unamortized CTC balances authorized by the Commission in the August 27 Order (net of all applicable premiums, fees, results of hedges, expenses, and credit enhancements). The calculations to adjust the CTC to flow-through 75 percent of the net savings are explained in detail below, and an example is shown in Appendix A hereto.(5) The example shown in
 Appendix A, which is based on the best information currently available PP&L, produces average annual rate reductions of approximately 1 percent throughout the transition period. Moreover, that example shows additional savings to customers at the end of the Transition Period based upon the credit by PP&L of an amount equal to the anticipated balance in the Overcollateralization Subaccount.
 ---------------------
             (5) The flow-through of 75 percent of the net savings to customers must be accomplished through adjustments to the CTC. Savings cannot be reflected in the ITCs because the ITP will have been sold to the SPC and because the total amount of ITC remittances to the Trustee must equal the revenue requirement necessary to meet all scheduled payments of principal and interest on the Transition Bonds and all other Reconciliation Funding Requirements.

           16. Appendix A shows the calculation and flow-through of net savings based upon a hypothetical $2.5 billion series of Transition Bonds issued on July 1, 1999, at a weighted average interest rate of 6.25 percent (the mid-point of the current interest rate range cited above for AAA-rated asset-backed securities). Page 1 of Appendix A shows stranded cost recovery and CTC rate levels approved in the August 27 Order, prior to the issuance of Transition Bonds. Pages 2 and split the Commission-approved $2.97 billion stranded cost recovery into two parts -- the $2.3 billion to be recovered through the net proceeds from the issuance of Transition Bonds (page 2)(6) and the remainder ($643 million) which would continue to be recovered through the CTC (page 3).(7) Page 4 sets forth the ITC remittances that would be needed to provide for recovery of schedu principal, interest and other Reconciliation Funding Requirements on $ billion of
 Transition Bonds at a hypothetical weighted average inter rate of 6.25 percent. Page 5 shows total savings from the issuance
 Transition Bonds,
 which is the difference between page 1 (CTC reve requirement prior to the issuance of Transition Bonds) and the
 4 (revenue
 requirement for the S2.5 billion in Transition Bonds) and p
 33 (the CTC
 for stranded costs not recovered through the net proceeds f the
 Transition Bonds).  Thus, the estimated total savings on a hypotheti
 $2.5 billion issuance of Transition Bonds at a 6.23 percent interest rate would be approximately $348 million. Finally, page 5 shows a calculation of the 75 percent of the net savings to be returned to customers.
 --------------------------
              (6) The $2.3 billion shown on Appendix A, page 2, is the net amount remaining after one time premiums and fees (See, Appendix A, page 6) are deducted from the $2,5 billion.

              (7) PP&L intends to issue the maximum practical amount of Transition Bonds in order to optimize savings, consistent with obtaining a AAA-rating for the Transition Bonds.

           17. Page 6 of Appendix A sets forth the method that PP&L will use to reflect premiums, fees, credit enhancements, results of hedges and other expenses in the calculation of net savings from the issuance of Transition Bonds. One-time premiums and fees, shown at the top of that page, must be paid up-front from the proceeds of the Transition Bonds. Annual fees, shown in the middle of the page, are paid monthly over the lives of the Transition Bonds. The data shown on this page are the best estimates available to PP&L at the time it filed this Petition, and will be adjusted in the compliance tariff supplement to reflect PP&L's actual experience.

           18. Three items on page 6 of Appendix A warrant additional discussion. First, the Servicer fee of $2 million per year assumes that PP&L will be the Servicer; if another entity becomes the Servicer, that fee may increase significantly. Second, the $350,000 per year shown for credit enhancement reflects PP&L's best estimate of those costs. However, PP&L may be required to incur additional credit enhancement costs to achieve a AAA-rating for the Transition Bonds. Third, amortization of the results of hedges are shown as $0. Depending on changes in bond market conditions at the time the Transition Bonds are priced, hedges could increase or decrease net savings. Accordingly, the results of hedges cannot be quantified accurately at this time. Appendix A reflects the best information currently available to PP&L; the actual results of issuing the Transition Bonds will be reflected in the calculation of net savings used to compute the ITCs and CTCs set forth in the compliance tariff supplement.

                        D.  CTC AND ITC RATE DESIGN

           19. As explained above, savings from the issuance of Transition Bonds generally will be reflected through CTC rate reductions. In calculating these reductions, PP&L first will determine the total CTC reduction in accordance with the methodology set forth in Appendix A. That overall CTC reduction will be allocated among PP&L's retail rate schedules utilizing the same methodology employed to allocate generation-related stranded costs under the August 27 Order.

           20. The ITCs will be determined and adjusted periodically in much the same manner. Initially, PP&L will determine the amount to be collected on a monthly basis over the life of the Transition Bonds to pay scheduled principal and interest on the Transition Bonds and all other Reconciliation Funding Requirements. This total amount will be allocated among the individual rate schedules, utilizing the same methodology used for CTC allocation. This symmetry in the application of the CTC decreases and the ITC adjustments will assure that all customers receive the appropriate level of benefits from the issuance of Transition Bonds.

           21. Appendix B to this Petition is a schedule showing 1999 proforma ITCs and associated CTCs for the initial application period based on a hypothetical $2.5 billion Transition Bond issuance in one series on July 1, 1999, at a 6.25 percent weighted average interest rate, with a ten-year final stated maturity, plus approximately $173 million in one-time premiums, fees and other expenses. The ITC and CTC calculations will be updated and modified at least annually thereafter using the procedures explained herein. A new tariff supplement will be filed with each modification of the ITCs and CTCs.

           22. Of necessity, the CTC reductions and ITCs shown in Appendix B are based upon a number of estimates. Data from the actual Transition Bond issuance will vary from these estimates, and, therefore, the actual CTC reductions and ITCs will differ from those shown in Appendix B. The estimates used to produce Appendix B include, among other items: the principal amount of the Transition Bonds, servicing fees,(8) the number of series and classes of the Transition Bonds issued, the dates of issuance, the maturity dates, terms and scheduled principal amortizations of the Transition Bonds, the expenses of issuing the Transition Bonds, market interest rates on AAA-rated Transition Bonds, and customer usage of electricity.
 ----------------------
              (8) Appendix B contains a reasonable estimate for servicing fees assuming that the servicing is performed by PP&L or a corporate successor that also would be the electric distribution company ("EDC") serving PP&L's service territory. PP&L or a corporate successor can perform the servicing function efficiently because it would have a presence in the territory and facilities and systems for meter reading, billing, etc. If, however, PP&L or its corporate successor were not available to perform the servicing function, and if it became necessary to utilize a third party which was not an EDC to perform the servicing function, it is anticipated that the servicing fees would be substantially greater than the estimated amount utilized in Appendix A and Appendix B, and the CTCs would have to be adjusted to reflect that additional expense.

           23. As explained above, the SPC may issue more than one class and more than one series of Transition Bonds. Further, the various classes and series may have more than one scheduled principal maturity date. It is PP&L's intent at this time that all series will have common payment dates for administrative convenience. Further, common payment dates will facilitate periodic adjustments to the ITCs.

           24. To coordinate the imposition of ITCs with the issuance dates of the Transition Bonds, the ITCs (and reduced CTCs) must be approved and in place on the issuance date. In order for PP&L to begin charging the ITCs and reduced CTCs in a timely manner, PP&L requests that the Commission approve the methodology to produce the CTC reductions and ITCs shown in Appendix B. PP&L further requests that the Commission authorize PP&L to implement a tariff supplement upon three days' notice based upon the material provided in Appendix A and Appendix B and the remainder of this Petition without further review by the Commission before the tariff supplement becomes effective.(9) Such authority is necessary to enable PP&L to implement the ITCs and begin passing through savings to custom immediately upon issuance of the Transition Bonds.
 ------------------------
             (9) Subject to market conditions and other factors, PP&L plans to price the Transition Bonds in late June or early July. Based on that pricing information, PP&L will submit a tariff supplement containing ITC and CTC rates which reflect actual Transition Bond data.
                    Shortly thereafter, the Transition Bonds will be issued.

                   E.  ITC RECONCILIATION AND ADJUSTMENT

           25. In meetings with underwriters and rating agencies, it has become apparent that, in order to secure a AAA-rating for the Transition Bonds, with reasonable credit enhancements, PP&L must implement more detailed reconciliation procedures than were set forth in its initial QRO Application.(10) If the reconciliation procedures explained below are not approved, it is likely either that PP&L's Transition Bonds will not attain a AAA-rating or that costly additional credit enhancements will be required to attain a AAA-rating. Either result would significantly reduce the savings that customers will realize from the issuance of the Transition Bonds. The supplemental reconciliation procedures requested by PP&L are set forth fully in Appendix C (Proposed ITC Reconciliation Rider).(11) The major features of these reconciliation procedures are summarized below.
 --------------------------
             (10) Although not referenced in the August 27 Order, PP&L's Application for a QRO included a proposed "Transition Bond Expense Adjustment" and a proposed "Net Securitization Adjustment." PP&L has determined that the reconciliation process described in this Petition eliminates the need for these other adjustments and requests, that the Commission specifically find that PP&L can implement its proposed reconciliation process in lieu of these other proposed mechanisms.

             (11) In this Petition, PP&L is not proposing to make any changes to the CTC reconciliation rider approved by the Commission in its August 27 Order. However, PP&L is willing to consider changes to the CTC reconciliation rider to coordinate adjustments of the CTC with adjustments of the ITC proposed herein.

           26. Reconciliation By Customer Class. From a cost allocation perspective, PP&L has three principal customer classes -- (1) residential;
 (2) small commercial and industrial, including street-lighting; and (3) large commercial and industrial.(12) For tariff purposes, however, PP&L's tariff contains approximately 23 rate schedules and rate riders. Several of these rate schedules have only a few customers and/or a relatively small delivery base.(13) To provide a broad base of deliveries against which to reconcile, to prevent large rate swings in the reconciliation process, and to reduce the risk of a failure to meet the Reconciliation Funding Requirements, it is necessary to reconcile over/under collections by customer class rather than by individual rate schedule. Reconciliation by rate schedule would effectively preclude the issuance of Transition Bonds for many rate schedules and would significantly increase the cost of any securitization which could be accomplished.
 --------------------
            (12) These three broad customer classes are based on the voltage level at which service is taken -- (1) secondary - residential, (2) secondary-nonresidential, and (3) primary/ transmission. Secondary-residential is comprised of residential customers; secondary nonresidential is comprised of smaller commercial and industrial, and street lighting customers; and primary/transmission is comprised of larger commercial and industrial customers.

             (13) For example, only one customer is served under Rate Schedule LPEP (Power Service to Electric Propulsion), and only one customer is served under Rate Rider ISA (Interruptible Service by Agreement). Further, PP&L delivers only a small amount of electricity under Rate Schedule RTD (Residential Time of Day) and Rate Schedule SM (Mercury Vapor Street Lighting).

           27. Although PP&L proposes to aggregate the over/under collection by customer class, a separate ITC reconciliation credit/charge will be calculated for each rate schedule based on the cost allocations approved in the August 27 Order. Specifically, PP&L will first calculate over/under collections for each rate schedule. These individual over/under collections for each rate schedule then will be combined to produce a total over/under collection for each of the three customer classes described above. Then, for each customer class, a ratio will be calculated. The numerator of the ratio will be the cumulative over/under collection applicable to the particular customer class. The denominator will be the projected ITC revenues for the applicable customer class for the period during which the reconciliation factor will be applied. The resulting ratio will be applied to the projected ITC revenues for each rate schedule in that customer class for the period during which the ITC reconciliation adjustment factor will be applied to produce the appropriate adjustment.

           28. Deliveries Forecast. Another important variable in the reconciliation process is the projection of deliveries used to develop the ITCs.(14) The rating agencies are particularly sensitive to this issue given the potential for large variations from forecasted deliveries over ten-year period. In order to assure adequate ITC revenues to cover al Reconciliation Funding Requirements and to avoid large undercollections over time, it is important that PP&L be permitted to reforecast deliveries as part of the reconciliation process. To address this issue, PP&L proposes to include in each annual reconciliation a recalculation of its ITC rates using its most recent corporate forecast of deliveries.
 -----------------------
             (14) Data supporting the Joint Petition were based upon projections of sales by PP&L. However, recognizing that after January 1, 1999 sales are being made by other suppliers, PP&L will base future rate determinations on the projected level of deliveries, without regard toxic identity of the supplier.

           29. Uncollectibles and Payment Logs. The projection of ITC remittances must recognize that not all amounts billed to customers are
 paid -- i.e., some become uncollectible   and that not all amounts billed
 to customers are paid on time. The ITC remittances must be sufficient to permit full payment of all Reconciliation Funding Requirements on a timely basis over the life of the Transition Bonds. Therefore, the calculation of PP&L's monthly ITC remittances will reflect both a projection of uncollectible ITCs and payment lags based upon PP&L's most recent actual experience. Uncollectible ITCs will be projected separately for two customer groups: (1) residential, and (2) all other customers. Payment lags will be projected separately for each of the three customer classes described above. As with forecasts of deliveries, uncollectible ITC amounts and payment lags will be updated annually to the extent necessary to reflect the most recent actual information.

           30. Other Expenses. As discussed above, the estimates of fees and expenses reflected in this Petition are based upon the best information currently available. Actual costs, to the extent available, will be reflected in the initial ITC and CTC rates PP&L will file after pricing the Transition Bonds. However, if circumstances change over the term of the Transition Bonds, these costs may change. For example, additional credit enhancements may be required, and additional servicer fees may be required if an entity other than PP&L is the servicer. As with the other items discussed above, these posts will be updated annually to the extent necessary to reflect the most recent actual information.

           31. Annual-Reconciliation Methodology.(15) PP&L proposes the following annual reconciliation procedure beginning in the first full or partial calendar year of the term of each series of Transition Bonds and continuing at least until twelve months prior to the last scheduled date for the payment of principal on the series of Transition Bonds. The revenue requirements for all series of Transition Bonds will be reconciled and adjusted jointly to produce a single set of ITCs for each rate schedule to be applied to PP&L's customers' usage.
 ----------------------
             (15) PP&L currently plans to price the Transition Bonds in late June or early July and issue the Transition Bonds approximately five to ten business days thereafter. Based on that anticipated schedule, the first annual reconciliation filing would be made on October 1, 1999, with any reconciliation adjustment to be effective January 1, 2000. However, if the date for pricing and issuance of the Transition Bonds is significantly delayed, the first annual reconciliation adjustment may not occur until January 1, 2001.

           32. Pursuant to the Commission's Order entered on April 10, 1997, at Docket No. M-00960890F.0006, in Procedures for the Annual Review of the Competitive Transition Charge and for the Periodic Adjustment to the Intangible Transition Charge ("Review Order"), annual reconciliation filings are to be made within 45 days of the anniversary date of the QRO. PP&L's initial QRO was entered on August 27, 1998. The initial QRO establishes the QRO anniversary date, regardless of the supplemental QRO requested herein and the dates of any further supplemental QROs. Pursuant to the Review Order, PP&L proposes to make annual reconciliation filings on October 1 of each year, which is 34 days after the anniversary date of the Commission's initial QRO for PP&L. The annual filings will include a recalculation of the ITCs based upon the most recent forecasts of annual deliveries, uncollectibles, payment lags and other expenses. The annual rate adjustment and the reconciliation will become effective for service rendered on and after January 1 and would remain in effect for one year (except possibly during the final bond year).

           33. For annual reconciliations, the over/under collection of the ITC revenue requirement will be the net amounts needed (after taking into account the application of any amount in the Reserve Subaccount) to pay scheduled principal and interest on the Transition Bonds, and to recover other Reconciliation Funding Requirements. The Reserve Subaccount, Overcollateralization Subaccount and Capital Subaccount will provide cash resources needed to make scheduled payments of principal and interest on the Transition Bonds as well as other Reconciliation Funding Requirements in the event ITC remittances do not produce sufficient revenues. The Reconciliation Funding Requirements will reflect amounts needed to satisfy any funding requirements of the Overcollateralization Subaccount and to replenish the Capital Subaccount and such other accounts or subaccounts as may be required to obtain the AAA-rating, with reasonable credit enhancements, and to satisfy other associated QTEs, less any amounts in the Reserve Subaccount.

           34.  On October 1 of each year, PP&L will file with the
 Commission a schedule of actual over/under collections for the nine months ended August 31,(16) together with an estimate of over/under collections for the three months ending on the immediately following November 30. As part of the October 1 filing, PP&L also will present reforecasts of deliveries, uncollectibles, payment lags and other expenses for the next calendar year. Payments of principal and interest for PP&L's Transition Bonds, as well as other Reconciliation Funding Requirements, will be scheduled either quarterly on the 25th of March, June, September and December of each year or semi-annually on the 25th of June and December of each year,(17) through the final stated maturity of the Transition Bonds.(18) The over/under collections, estimated and actual, will be based upon the amount of funds needed to pay scheduled principal and interest and to cover other Reconciliation Funding Requirements on the December 25 following each October 1 filing.
 ---------------------
             (16) The actual over/under collections also would include any over/under collections remaining from prior reconciliations.

             (17) These dates are estimated based upon a hypothetical initial issuance date of July 1, 1999.

             (18) If any series or class of Transition Bonds is not paid in full on the final stated maturity date of that series or class, payments of principal and interest on that series or class may be scheduled on the 25th of each month thereafter until the series or class is paid in full, and any resulting higher rate of interest would be reflected in the QTEs.

           35. On December 15, PP&L will file actual over/under collection data as of November 30, replacing the estimates submitted on October 1. As part of the December 15 filing, PP&L also will submit a tariff supplement and supporting data setting forth new ITCs to become effective on the next January 1. Under this procedure, the Commission will have an opportunity to review PP&L's annual reconciliation filings including revised forecasts beginning on October 1. Thus, the Commission"s review can be completed and an order entered within the 90-day period established by the Competition Act and the Commission's August 27 Order.(19)
 ----------------------------
             (19)   66 Pa.C.S. section2812(4); August 27 Order, p. 16.

           36. Interim Reconciliation Filings. Commencing twelve months prior to the last scheduled date for the payment of principal on each series of Transition Bonds, PP&L will have the right, at its option, to make interim reconciliation filings as often as monthly in order to minimize any possible over/under collection of ITCs until the next interim reconciliation adjustment becomes effective. These interim adjustments, which may be monthly or quarterly as determined by PP&L after consultation with the rating agencies, would continue until the earlier of (1) payment of all QTEs or (2) December 31, 2009. Such interim reconciliation filings will become effective on the first day of the next calendar month, with not less than 15 days' notice. Interim reconciliation filings will be based upon, inter alia, the cumulative differences between (1) the Transition Bond revenue requirements, including scheduled principal and interest on the Transition Bonds and other Reconciliation Funding Requirements and (2) actual ITC remittances to the Trustee. Interim reconciliation filing adjustments would remain in effect until the next interim reconciliation adjustment becomes effective.

           37. Section 2812(b)(4) of the Competition Act requires that periodic adjustments to the ITCs ensure the recovery of revenues sufficient to pay all scheduled principal and interest on the Transition Bonds and other Reconciliation Funding Requirements. Paragraph 20 of the August 27 Order (at pp. 21-22) provides, in part, that ". . . PP&L shall adjust the non-securitized elements of its generation charges, rather than the Intangible Transition Charges approved by this Qualified Rate Order, to bring the charges into compliance with the rate cap provisions of 66 Pa.C.S. section2804(4) and the Joint Petition." The Competition Act and the August 27 Order provide a number of mechanisms to address a situation under which ITC charges exceed the applicable rate cap. Examples include adjustment of other rate components and Commission approval of an exception to the rate cap. However, if these remedies are not adequate to meet the above-cited requirements of the Competition Act and the Joint Petition, PP&L will establish a negative CTC such that the sum of PP&L's generation charges, plus the ITCs required to pay all QTEs, plus the negative CTC will comply with the rate cap provisions of the Competition Act.

                        F.  APPLICATION OF THE ITCS

           38. PP&L will forecast deliveries, uncollectibles, payment lags and other expenses and apply ITCs for service rendered on and after the effective date of the ITCs. At the initiation of the ITCs, at the expiration of the ITCs, and at each ITC rate change, PP&L will prorate a customer's usage over the billing month based upon the number of days before and after the ITC initiation, rate change or termination became effective. In other words, PP&L will apply ITCs, and changes to ITCs, on a "service rendered" basis, using standard utility proration techniques that it has used for many years.(20)
 -------------------------
             (20) As discussed above, PP&L intends to apply ITC charges on a "service rendered" basis. However, because PP&L currently is implementing a new computerized billing system and the rate proration module of that system has not been fully tested, PP&L initially may be required to reflect ITC charges on a "bill rendered" basis.

           39. PP&L's ITC charges will continue in effect following the final stated maturity of the Transition Bonds to the extent needed to recover any remaining unpaid balance of principal, interest or other Reconciliation Funding Requirements associated with the Transition Bonds. The ITC charges will be terminated as described above at the earlier of (1) December 31, 2009, or (2) a report from the Trustee that all required payments of principal, interest and other QTEs for the Transition Bonds have been made and the Capital Subaccount is fully funded.

           40. If all required payments of principal, interest and other QTEs have not been made, or the Capital Subaccount is not fully funded by the final stated maturity of the Transition Bonds, PP&L will continue to charge the ITCs (including the Reconciliation Funding Requirements) until the Capital Subaccount is fully funded and all of those payments have been made in full, but will not continue ITC charges for service rendered beyond December 31, 2009.(21) Under these circumstances, PP&L, at its discretion, may adjust the ITC rates to replenish the Capital Subaccount, pay the outstanding principal and interest, satisfy the funding requirements of the Overcollateralization Subaccount and pay all other QTEs associated with the Transition Bonds as quickly as practical.
 -------------------
             (21) Although ITC charges will be terminated as of December 31, 2009, prorated bills issued in January 2010 will reflect such charges for service rendered prior to January 1, 2010, and PP&L will continue to receive customer payments of such charges and prior charges in 2010.

           41. Due to the existence of the Overcollateralization Subaccount and the Capital Subaccount, it is likely, though not certain, that the ITC will be in an overcollected position when the Capital Subaccount is fully funded and the Transition Bonds and all other QTEs have been paid in full. Any amounts remaining in the General Subaccount, Overcollateralization Subaccount and Reserve Subaccount will be released to the SPC. PP&L's customers will then receive a credit equal to these amounts either through a reduction in the CTC, or if the, CTC is not available, through a temporary reduction in PP&L's distribution rates.(22) The credit, if any, will be allocated among the customer classes in proportion to the amount of their contribution to the excess.
 ---------------------
             (22) As explained above, the Capital Subaccount will be funded by PP&L, not customers, and any balance remaining in that subaccount will not give rise to a rate adjustment.

                            G.  OTHER APPROVALS

           42. In addition to the approvals requested above, PP&L seeks two additional approvals related to the issuance of Transition Bonds.

                a. First, as explained above in Section B, the Transition Bonds will be issued through an entity separate from PP&L. It is proposed that the Transition Bonds be issued by an SPC which, when the Transition Bonds are issued, will be a direct subsidiary of PP&L.
      Section 1102(a)(4) of the Public Utility Code requires that a public utility obtain a certificate of public convenience before it acquires five percent or more of the voting capital stock of any corporation. However, in this case, the SPC%rill be a limited liability company which does not issue "voting stock." It is not clear whether Commission approval is required for PP&L to acquire a membership interest in a limited liability




                                                              Exhibit B


                                 BEFORE THE
                   PENNSYLVANIA PUBLIC UTILITY COMMISSION


 PETITION OF PP&L, INC. FOR ISSUANCE OF A :
 SUPPLEMENTAL QUALIFIED RATE ORDER        :   DOCKET
 UNDER SECTIONS 2808 AND 2812 OF THE      :   NO. R-00994637
 PUBLIC UTILITY CODE                      :



                            SETTLEMENT AGREEMENT

           WHEREAS, on April 1, 1999, PP&L, Inc. ("PP&L") filed with the Pennsylvania Public Utility Commission ("PUC" or the "Commission") a Petition for Issuance of a Supplemental Qualified Rate Order ("Petition") at the above-captioned docket.

           WHEREAS, on April 21, 1999, the Office of Consumer Advocate filed an Answer in this proceeding.

           WHEREAS, on April 21, 1999, the Mid-Atlantic Power Supply Association filed a Petition to Intervene in this proceeding.

           WHEREAS, on April 22, 1999, the Commission on Economic
 Opportunity filed comments in this proceeding.

           WHEREAS, on April 30, 1999, the PP&L Industrial Customer Alliance filed a Petition to Intervene in this proceeding.

           WHEREAS, the above parties, desiring to resolve their differences amicably, met on several occasions to discuss possible settlement of this proceeding.

           WHEREAS, as a result of these discussions, the parties have reached a settlement of all issues which they now present for approval as part of the Commission's final order in this proceeding.

           NOW THEREFORE, intending to be legally bound, the parties agree, as follows:

           1. With the modifications and revisions set forth below in this Settlement Agreement, PP&L's Petition should be approved.

           2. PP&L's request in Paragraph 28 of the Petition to reforecast deliveries should be approved; provided, however, that any reforecasting will comply with Section 2804(4) of the Electricity Generation Customer Choice and Competition Act ("Act"), 66 Pa.C.S.A. section 2804(4) and the Commission's final order approving the settlement in PP&L's restructuring proceeding at Docket No. R-00973954. Compliance with the above-referenced rate cap provision and Commission Order shall be subject to review by the parties, in accordance with the reconciliation procedures set forth in Paragraphs 25-37 of the Petition.

           3. PP&L's request in Paragraph 29 of the Petition to include a provision for uncollectible accounts in calculating Intangible Transition Charges ("ITCs") should be approved; provided, however, that PP&L agrees to credit Competitive Transition Charges ("CTCs"), as part of the annual reconciliation of CTCs, in an amount equal to any uncollectible accounts expense included in ITCs.

           4. Interest earned on the General Subaccount, discussed in Paragraph 13a of the Petition, shall be treated in the same fashion as interest on the Overcollateralization Subaccount, discussed in Paragraph 13b of the Petition.

           5. The amount to be included in ITCs for the Servicer Fee to be charged by PP&L will be $1.25 million per year. This provision is not intended to limit the actual Servicer Fee that PP&L may charge the Special Purpose Company.

           6. PP&L's proposed allocation of ITCs to customer classes and rate schedules shall be approved; provided, however, the parties reserve the right to review the final ITCs when filed to determine that they in fact follow the methodology proposed by PP&L in the Petition. Any subsequent adjustment by the PUC shall be made in ITC reconciliation proceedings. Nothing in this paragraph is intended to limit PP&L's ability, in accordance with the Qualified Rate Order and Supplemental Qualified Rate Order, to impose ITCs sufficient to recover all scheduled Qualified Transition Expenses on a timely basis.

           7. Page 6 of Appendix A to the Petition sets forth estimated expenses associated with the issuance and maintenance of the transition bonds. Each of these expense items, other than the PP&L Servicer Fee, will be adjusted to reflect actual experience. The parties agree that these categories of expense are reasonable and appropriately recovered from customers, but the parties reserve the right to review the actual amounts incurred for reasonableness. Any adjustment made by the Commission shall be reflected in the CTC reconciliation process.

           8. Appendix A to this settlement agreement sets forth several technical changes to the ITC Reconciliation Rider. The parties agree that these changes are reasonable and should be approved by the PUC and reflected in the compliance tariff filed by PP&L when the Transition Bonds are issued.

           9. Paragraph 37 of the Petition authorizes PP&L to impose negative CTCs under certain circumstances. The parties agree that this proposal should be approved; provided, however, that any undercollection associated with the application of negative CTCs will be recovered in future periods through the CTCs subject to the provisions of Section 2804(4) of the Act and the restructuring settlement, but in no event may any such undercollection be recovered for service rendered on and after January 1, 2010.

           10. PP&L agrees to offer to manage financial investment activity of the Sustainable Energy Fund approved in its restructuring settlement at no cost to the fund. The Board of Directors of the Fund shall determine in its sole discretion whether to accept PP&L's offer.

           11. The Petition sets forth a proposed Supplemental Qualified Rate Order. The parties agree that this proposed order should be revised to reflect this Settlement Agreement and to provide additional "true sale" findings for further transfers of Intangible Transition Property. A proposed revised Supplemental QRO is provided as Appendix B to this Settlement Agreement.

           12. With the above changes, the parties agree that PP&L's Petition for Issuance of a Supplemental Qualified Rate Order should be approved. In order to permit PP&L to issue transition bonds as soon as possible and begin crediting savings to customers, the parties request expedited PUC review of the Settlement Agreement and PP&L's Petition for Issuance of a Supplemental Qualified Rate Order, and approval, to the extent practicable, at the Commission's May 21, 1999 Public Meeting.

           13. This Settlement Agreement is contingent upon the PUC's approval of PP&L's Application as revised by this Settlement Agreement without modification.

           14. If the Settlement Agreement is approved and the Supplemental QRO is issued as requested, the parties agree not to seek further administrative or judicial review of PP&L's Petition.


                          ITC RECONCILIATION RIDER


 Purpose

           This Rider provides for reconciliation of the Intangible Transition Charge ("ITC") revenue recovery.

 Application

           This Rider applies to the ITC rates included in each Rate
 Schedule in this Tariff.

 Intangible Transition Charge Adjustment

           The ITC rates included in each Rate Schedule will be adjusted periodically, as described below, to recover amounts sufficient to cover scheduled payments of principal and interest on the Transition Bonds, and all other Reconciliation Funding Requirements, as defined below, as well as the applicable Pennsylvania Gross Receipts Tax on the amount of the ITC, in full and on a timely basis.

           Reconciliation Funding Requirements are amounts necessary to ensure the recovery of revenues sufficient to provide for the payment of principal, interest, acquisition or redemption premiums and for other fees, costs and charges in respect of the Transition Bonds approved by the Commission in the Qualified Rate Order. The Reconciliation Funding Requirements reflect amounts needed to satisfy any funding requirements of the Overcollateralization Subaccount and to replenish the Capital Subaccount and such other accounts or subaccounts as may be required to obtain a AAA-rating, with reasonable credit enhancement, for the Transition Bonds and to satisfy other associated Qualified Transition Expenses ("QTEs"), less any amounts in the Reserve Subaccount which may include accrued interest on the balance within this subaccount, as well as any interest that may have been transferred to this subaccount from other accounts or subaccounts established by the bond trustee.

 Annual Reconciliation Procedures

           Beginning in the first full or partial calendar year of the term of the Transition Bonds and continuing at least until 12 months prior to the last scheduled date for payment of principal on each series of Transition Bonds, the ITC will be reconciled on an annual basis.

           On October 1 of each year, the Company will file with the Commission a schedule of actual ITC over/under collections for the nine months ended August 31, together with an estimate of over/Under collections for the three months ending on the immediately following November 30. As part of the October 1 filing, the Company also will submit reforecasts of deliveries, uncollectibles, payment lags and expenses for the next calendar year. On December 15, the Company will file actual ITC over/under collections as of November 30, replacing the estimates submitted on October
 1. As part of the December 15 filing, PP&L also will submit a tariff supplement and supporting data setting forth ITC rates to become effective on the next January 1.

           This reconciliation will be conducted separately for each of the following three Customer Classes: (1) residential; (2) small commercial and industrial, including street-lighting customers; and (3) large commercial and industrial. Any over/under collection for a Customer Class will be allocated to each individual Rate Schedule included within that Customer Class based upon the ratio of (1) the cumulative ITC over/under collection applicable to the Customer Class to (2) the projected ITC revenues for the Customer Class for the period during which the ITC reconciliation factor will be applied. Any over/under collection for an individual Rate Schedule will be reflected In the ITC rates for that Rate Schedule, which will become effective for service rendered on and after January 1 and will remain in effect for a period of one year or until new ITC rates are approved by the Commission.

 Interim Reconciliation Procedures

           During the last 12 months of the scheduled term of each series of Transition Bonds and continuing until the ITC is terminated, the ITC will be reconciled on a quarterly or monthly basis, at the Company's option.

           On the 15th day of the month immediately preceding the quarter or month to be reconciled, the Company will file with the Commission a schedule of actual ITC over/under collections for the immediately preceding application period. Any ITC over/under collections will be determined and allocated in the same manner as described above for the Annual Reconciliation. Any ITC over/under collection for an individual Rate Schedule will be reflected in the ITC rates for that Rate Schedule and will become effective for service rendered on and after the 1st day of the applicable quarter or month.

 Termination of the ITC

           The ITC rates will continue for each Rate Schedule until the earlier of December 31, 2009, or the payment in full of Transition Bond principal, interest and all other associated QTEs and replenishment of the Capital Subaccount allocated to that Rate Schedule. After the Transition Bond principal, interest and all other associated QTEs have been paid in full and the Capital Subaccount has been fully replenished, any overcollection of ITC revenues, including an amount equal to the balances (plus any accrued interest) remaining in the General Subaccount, the Overcollateralization Subaccount and the Reserve Subaccount, will be reflected in the reconciliation of the CTC for the calendar year in which the Transition Bond principal and interest were paid in full or through a temporary reduction in distribution rates.

           If all required payments of principal, interest and other associated QTEs and replenishment of the Capital Subaccount have not been made by the final stated maturity of the Transition Bonds, PP&L will continue to charge the ITC (including all Reconciliation Funding Requirements) until the Capital Subaccount has been fully replenished and all of those payments have been made in full, but will not continue ITC charges for service rendered beyond December 31, 2009. During any such default period, PP&L may adjust the ITC rates to pay the outstanding Transition Bond principal and interest, and all other Reconciliation Funding Requirements, as quickly as practical.

 Rate Design

           Any ITC over/under collection or change in deliveries, uncollectibles, payment lags or expenses applicable to an individual Rate Schedule under the Annual Reconciliation Procedures established in this Rider will be applied to the ITC rates for that Rate Schedule in a manner that maintains, to the extent possible, the rate design of and the relationship among rate components in the Rate Schedule that existed prior to, application of the adjustment to the ITC rates.

           Any ITC over/under collection applicable to an individual Rate Schedule under the Interim Reconciliation Procedures established in this Rider will be applied to the ITC rates for that Rate Schedule as a single usage-bated charge or credit to the ITC rates for that Rate Schedule.

 Review by the Commission

           Within thirty (30) days of the end of each calendar year quarter, PP&L will file with the Commission a report of actual ITC over/under collections for the immediately preceding calendar year quarter.

           Filings made by the Company pursuant to the procedures established in this Rider are subject to review and audit by the Commission, which review and audit must be concluded on a timely basis so as to permit implementation of changes in ITC rates by the applicable deadlines established in this Rider.